Exhibit (21)
SUBSIDIARIES OF THE COMPANY
The Company has five wholly-owned subsidiaries: (i) Gorman-Rupp of Canada Limited, organized under the laws of the Province of Ontario; (ii) The Gorman-Rupp International Company, organized under the laws of the State of Ohio, (iii) Patterson Pump Company, organized under the laws of the State of Ohio; (iv) American Machine and Tool Co., Inc. of Pennsylvania, organized under the laws of the State of Delaware and (v) National Pump Company, organized under the laws of the State of Ohio. The Company has two indirect, wholly-owned subsidiaries: Patterson Pump Ireland Limited, a wholly owned subsidiary of Patterson Pump Company, and organized under the laws of the Republic of Ireland, and Gorman-Rupp of Europe B.V., a wholly owned subsidiary of The Gorman-Rupp International Company, and organized under the laws of The Netherlands. The consolidated financial statements of the Company, filed as a part of this Form 10-K, include the accounts of each such subsidiary.

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